

# BofI Holding, Inc.
## Investor Presentation

Greg Garrabrants
President and Chief Executive Officer

**April 8, 2013**

NASDAQ: BOFI

# Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2012. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act

# Q2 Fiscal 2013 Financial Highlights

| Q2 2013 vs. Q2 2012 | Amount ($M or %) | Increase (%) |
|---|---|---|
| Asset growth | $650.5 | 29.3% |
| Deposit growth | $415.0 | 26.7% |
| Loan portfolio growth | $628.8 | 41.2% |
| Loan portfolio origination growth | $200.0 | 151.2% |
| Non-performing assets to total assets | 78 bps | 14 bps |
| Q2 Net Income | $9.8 | 46.7% |
| Diluted EPS | $0.71 | 26.8% |

**Return on Equity: 17.3%**

**Return on Assets: 1.45%**

# BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial …

## 2011 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

| 2011 Rank[1] | 2010 rank[1] | Company (ticker) | City, state | Score[2] | Total assets ($M) | ROAA (%) | ROATCE (%) | TBV/share median 3-year growth (%) | Efficiency ratio (%) | NPLs/ loans (%) | NCOs/ avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1 | Malaga Financial Corp. (MLGF) | Palos Verdes Estates, CA | 144.60 | 827.2 | 1.36 | 14.55 | 13.20 | 34.82 | 0.22 | 0.00 |
| 2 | 2 | BofI Holding Inc. (BOFI) | San Diego, CA | 134.61 | 2,223.8 | 1.24 | 16.09 | 14.33 | 42.04 | 1.20 | 0.39 |
| 3 | 4 | Hingham Institution for Savings (HIFS) | Hingham, MA | 132.66 | 1,127.3 | 1.14 | 15.32 | 11.30 | 40.11 | 0.81 | 0.06 |
| 4 | | Dime Community | Brooklyn, NY | 126.12 | 4,021.2 | 1.16 | 16.26 | 10.18 | 41.64 | 2.02 | |
| 5 | 2 | BofI Holding, Inc. (BOFI) CA | | 134.61 | 2,224 | 1.24 | 16.09 | 14.33 | 42.04 | 1.20 | 0.39 |
| 6 | | | Washington, ? | | | | | | | | |
| 7 | 22 | Investors Bancorp Inc. (MHC) (ISBC) | Short Hills, NJ | 87.06 | 10,701.6 | 0.78 | 8.81 | 7.32 | 43.21 | 1.71 | 0.57 |
| 8 | 10 | ESB Financial Corp. (ESBF) | Ellwood City, PA | 86.74 | 1,964.8 | 0.81 | 11.26 | 8.90 | 53.64 | 2.04 | 0.18 |

**#2**

## 2010 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

| 2010 Rank[1] | Company (ticker) | State | Score | Total assets ($M) | ROAA (%) | ROATCE (%) | TBV/ share 3- yr CAGR (%) | Efficiency ratio (%) | NPLs/ loans (%) | NCOs/ avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Malaga Financial Corp. (MLGF) | CA | 134.22 | 817 | 1.32 | 15.57 | 13.27 | 35.86 | 0.23 | 0.00 |
| 2 | BofI Holding Inc. (BOFI) | CA | 127.12 | 1,736 | 1.29 | 15.44 | 15.16 | 39.43 | 1.51 | 0.45 |
| 3 | New York Community Bancorp Inc. (NYB) | NY | 126.45 | 41,047 | 1.32 | 19.31 | 11.74 | 36.43 | 3.04 | 0.36 |
| 2 | BofI Holding, Inc. (BOFI) CA | | 127.12 | 1,736 | 1.29 | 15.44 | 15.16 | 39.43 | 1.51 | 0.45 |
| 7 | Ottan Financial Corp. (ORT) | NJ | 87.21 | 2,557 | 0.71 | 3.12 | 33.15 | 32.80 | 1.78 | 0.61 |
| 8 | Kaiser Federal Financial Group Inc. (KFFG)[4] | CA | 83.95 | 902 | 0.95 | 7.39 | 20.85 | 53.74 | 4.06 | 0.40 |
| 9 | Northwest Bancshares Inc. (NWBI)[5] | PA | 81.68 | 8,122 | 0.76 | 5.60 | 36.85 | 57.01 | 3.25 | 0.67 |

**#2**

## 2009 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for the 12 months ended March 31, 2010 (1-25)

| 2009 rank[1] | 2008 rank[2] | Company (ticker) | State | Score | Total assets ($M) | Core ROAA (%) | Core ROAE (%) | TBV / share 3-yr CAGR (%) | Efficiency ratio (%) | NPAs +90 / assets (%) | NCOs / avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | NR | Malaga Financial Corp. (MLGF) | CA | 95.80 | 829.0 | 1.22 | 14.87 | 7.61 | 37.95 | 0.21 | -0.01 |
| 2 | 2 | Hingham Institution for Savings (HIFS) | MA | 90.70 | 966.4 | 1.00 | 14.06 | 8.37 | 44.13 | 1.34 | 0.08 |
| 3 | 5 | BofI Holding Inc. (BOFI) | CA | 89.40 | 1,401.1 | 1.16 | 15.87 | 13.14 | 32.23 | 1.21 | 0.80 |
| 4 | 42 | New York Community Bancorp Inc. (NYB) | NY | 88.50 | 42,430.7 | 1.22 | 9.56 | 9.97 | 35.40 | 2.40 | 0.14 |
| 3 | 5 | BofI Holding, Inc. (BOFI) CA | | 89.40 | 1,401.1 | 1.16 | 15.87 | 13.14 | 32.23 | 1.21 | 0.80 |
| | | | | | | | | | | | 0.07 |
| 9 | 1 | Flushing Financial Corp. (FFIC) | NY | 81.10 | 4,183.1 | 0.77 | 9.25 | 5.76 | 47.48 | 2.36 | 0.39 |
| 10 | 6 | Harleysville Savings Financial Corp. (HARL) | PA | 79.10 | 843.1 | 0.58 | 9.60 | 3.54 | 61.88 | 0.08 | 0.07 |

**#3**

Source:  SNL Financial

# … and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

| 2012 rank | 2011 rank | | Total assets ($000) | 2011 ROAE (%) | 2011 ROAA (%) | Non-interest income/total revenue (%) | Capital ratio (%) | Efficiency ratio (%) | Non-performing loans/total loans (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 1 | Bank of the Ozarks, Little Rock, AR | 3,839,987 | 26.80 | 2.70 | 17.65 | 18.93 | 55.91 | 0.50 |
| 2 | 125 | Southern BancShares, Mt Olive, NC | 2,068,677 | 24.57 | 2.27 | 60.67 | 21.30 | 42.21 | 10.98 |
| 3 | 7 | Republic Bancorp, Louisville, KY | 3,419,991 | 21.42 | 2.76 | 40.34 | 24.74 | 43.42 | 3.67 |
| 4 | 6 | Southside Bancshares, Tyler, TX | 3,308,400 | 16.84 | 1.29 | 28.24 | 22.36 | 54.41 | 1.14 |
| 5 | 236 | Pacific Mercantile Bancorp, Costa Mesa, CA | 1,024,552 | 16.51 | 1.15 | 19.30 | 13.40 | 89.97 | 2.14 |
| 6 | 221 | CoBiz Financial, Denver, CO | 2,423,504 | 16.23 | 1.39 | 27.06 | 16.30 | 75.78 | 2.93 |
| 7 | 5 | WestAmerica Bancorp., San Rafael, CA | 5,042,161 | 16.14 | 1.78 | 23.14 | 15.83 | 49.16 | 2.19 |
| 8 | 4 | BofI Holding, San Diego | 2,223,797 | 16.00 | 1.33 | 14.72 | 13.77 | 42.03 | 1.28 |
| 9 | 16 | Hingham Institution for Savings, Hingham, MA | 1,127,276 | 15.52 | 1.13 | 4.53 | 13.55 | 42.88 | 0.85 |
| 10 | 26 | Citizens & Northern Corp., Wellsboro, PA | 1,323,735 | 15.30 | 1.78 | 23.31 | 21.17 | 51.22 | 1.35 |

Source: ABA Banking Journal, May 2012
Note: Public banks and thrifts with total assets of $1-10 billion dollars

# BofI is a Top Quartile Performer Versus Bank Peer Group

The 90% on ROE means that the Bank outperformed 90% of all Banks. The 16% G&A ranking means that only 16% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

| | BofI Federal Bank | Peer Group | Percentile |
|---|---|---|---|
| ROAA | 1.55% | 0.98% | 83% |
| Return on equity | 17.83% | 7.26% | 90% |
| G&A | 1.60% | 2.97% | 16% |
| Efficiency ratio | 34.27% | 65.26% | 5% |

Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended December 31, 2012
Source:  Uniform  Bank Performance Report (UBPR) as of December 31, 2012

# Our Business Model is More Profitable Because Our Costs are Lower…

| As % of average assets | BofI[1] (%) | Banks $1-$10bn[2] (%) |
|---|---|---|
| Net interest income | 3.78 | 3.58 |
| Salaries and benefits | 0.86 | 1.50 |
| Premises and equipment | 0.13 | 0.37 |
| Other non-interest expense | 0.70 | 1.31 |
| **Total non-interest expense** | **1.69** | **3.18** |
| **Core business margin** | **2.09** | **0.40** |

1. BofI Federal Bank only for the three months ended 12/31/12 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 12/31/12. Total of 446 institutions $1-$10 billion

# … Resulting in an Efficiency Ratio That is Consistently One of the Industry's Lowest

## Efficiency Ratio
### (BofI Federal Bank, for the fiscal quarter ended)

(%)



1. Reported by FDIC – 446 commercial banks with $1-$10 billion in assets for the quarter ended  12/31/12
   Source:  FDIC Statistics on Depository Institutions (SDI) at 12/31/12. All data excludes bank holding companies

7

# Corporate Profile and Vision



## Vision

**We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors**

### Key Facts

- $2.9 billion asset savings and loan holding company[1]
- 12-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 40,000 deposit and loan customers[1]
- 280 employees ($10 million in assets per employee)[1]
- Market Capitalization of $460 million[2]

1. As of 12/31/12
2. As of 04/04/13 closing price of $35.79 per share

# Diversified Branchless Deposit Businesses



**Key Elements**

**Consumer direct internet brands**
- Demographically targeted brands
- Differentiated products with turn-down product options

**Affinity**
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

**Business banking**
- Business banking with full suite of cash management services

**Specialty deposits**
- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- IOLTA accounts

**BIN sponsorship**
- Prepaid program managers with focus on large national programs

**Deposit**

# Affinity and Distribution Partners

| Focus | Current Partner |
|---|---|
| **Direct Marketing** |     |
| **Retail** |  |
| **Event-Based Issuance** |  |

# The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks

- Cost structure of business and consumer accounts are significant concerns

- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)

- Ubiquity of mobile and smart phones

- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)



**Internet Banking/
New Preferred Method**

Source: AllxPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research

# Branch Transaction Activity Migrating to Mobile/Online Channels

## U.S. Banking Transactions by Channel (Billions)[1]



**15% of transactions at branches**

~85% of transactions non-branch

Actual — Forecast

Legend: Mobile | Online | ATM | Call center | Branch

## U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

| | | |
|---|---|---|
| **Deposit** |  | -7% to -9% |
| **Withdrawal** |  | -3% to -6% |
| **Check cashing** |  | -17% to -19% |
| **Total** |  | -4% to -5% |

1. Source: Tower Group; McKinsey & Co., Novantas.     2. Represents the average annual change measured in 2008-2011

# Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

### Service Charges/Total Deposits (%)



### Cost Per Transaction



Source: FCIC; Baird estimates; PNC population



# Branch Banks Cannot Cost Effectively Serve Most Customers

Segment 5 ($500K+ D&I)

Segment 4 ($100-$500K D&I)

Segment 3 ($25-$100K D&I)

Segment 2 ($5K-$25K D&I)

Segment 1 (<$5K D&I)

**United States**

| 8 |
| 19 |
| 21 |
| 20 |
| 32 |

**Chase**

| 12 |
| 19 |
| 23 |
| 23 |
| 23 |

>30% of Chase households have >$100K in D&I and make up ~55% of revenue

Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment



# Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

**Average Branch Monthly Volume – Teller Transactions**

Thousands

```
15 ┤
   │  13.0
   │  ┌──┐
   │  │  │     11.4
   │  │  │  ~4.0% CAGR
   │  │  │     ┌──┐     10.1
10 ┤  │  │     │  │     ┌──┐
   │  │  │     │  │     │  │     8.1
   │  │  │     │  │     │  │     ┌──┐
   │  │  │     │  │     │  │     │  │     6.8
   │  │  │     │  │     │  │     │  │     ┌──┐
 5 ┤  │  │     │  │     │  │     │  │     │  │
   │  │  │     │  │     │  │     │  │     │  │
   │  │  │     │  │     │  │     │  │     │  │
 0 ┴──┴──┴─────┴──┴─────┴──┴─────┴──┴─────┴──┴──
      1995      2000      2005      2010      2011
```

*"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"*

*"Check writing declines 6-10% per year"*

– Bob Meara, Analyst, Celent

Source: FMSI 2011 Teller Line Study; ICBA Independent Banker Magazine, March 2011

# BofI Deposit Products in the News

**CNNMoney.com**
Forget BofA. Check out online bank BofI as seen in...

**MarketWatch**
Best Bank of the Year is a Small Surprise

**The Daily Transcript**
BofI Federal Bank: Delivering Personal Service

**NetBanker**
Bank of Internet Launches No-Overdraft Fee Checking Account

**CNN Money.com**
& Banks that are still awesome

**DepositAccounts.com**
3 Best Places to Find Free Checking Accounts

**MarketWire**
Bank of Internet Eliminates Overdraft Fees for Rewards Checking Account

**Insider Monkey**
This Internet Bank is a Better Bet than JP Morgan and Bank of America

**Transworld News**
Financial Advisors Provided High-Yield Banking Products for Clients

# BofI's Vision for Multi-Channel Customer Service and Transaction



- Aggressive outbound
  - Segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multichannel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions

# Enhanced Value Proposition for Consumer Deposit Customers

**Product**
- Free checking with unlimited ATM reimbursement
- Rate rewards features
- Merchant/purchase rewards

**Customer Service**
- Enhanced call center representatives training
- Call center representative extended hours
- Outbound calling for setup and welcome

**Platform Features**
- Remote check deposit capture
- Personal financial management/account aggregation
- POP money (money transfer to mobile phones to emails)
- Enhanced mobile banking platform
- Mobile remote deposit capture
- New iPhone and Android application

# Key Growth

| Key Areas of Growth | Growth: 12/11-12/12 |
|---|---|
| Checking balance | 132.97% |
| MMS balance | 105.27% |
| Savings balance | -13.53% |
| CD balance | -27.31% |
| Transaction account balance | 113.83% |
| Gen Y (1978-1994)[1] | 34.4% of accounts, 34.3% of account bal |
| Gen X (1965-1977)[1] | 15.6% of accounts, 9.7% of account bal |

[1] These changes are based on the period February 2012 compared to December 2012

# Primary Business – Lending



**Lending**

## Single family

**Gain-on-sale Mortgage Banking**
- Internet and affinity lead sources
- Self-service operation
- Low-fixed costs

**Wholesale Jumbo**
- High-end portfolio lender
  – "Common Sense" underwriting
  – Quarter to date average LTV of 54%

**Warehouse Lending**
- Product provides vertical integration and strengthens mortgage banking relationships

## Multifamily

**Retail**

**Wholesale**
- 15 high quality originators with average experience of 15+ years
- Highly ranked website- apartmentbank.com
- 11-year history as portfolio bank
- High credit quality
- Quarter to date average LTV of 60% and DSCR of 1.54%

## C&I Lending

**Lender Finance**
- Real estate and tax lien secured
- Consumer receivable secured

**Healthcare Finance**
- Lower and middle market asset-based lending (healthcare receivables)

**Factoring**
- Insurance company secured receivables
- Healthcare receivables
- Other high credit quality receivables

**Bank Loans**
- Syndicated cash-flow loans

# Our Rapid Asset Growth has been Driven by Strong and Profitable Organic Loan Production
## Loan Portfolio – End of Last Five Quarters



| | Q2 2012 | Q3 2012 | Q4 2012 | Q1 2013 | Q2 2013 |
|---|---|---|---|---|---|
| | 1,526,523 | 1,595,704 | 1,720,563 | 1,912,999 | 2,155,306 |

| Average Loan to Value | | Q2 2012 | Q3 2012 | Q4 2012 | Q1 2013 | Q2 2013 |
|---|---|---|---|---|---|---|
| | **Multifamily** | 52% | 54% | 54% | 55% | 55% |
| | **Single family** | 52% | 54% | 54% | 54% | 54% |

# Loan Origination Group Production Year Over Year

| ($ Millions) | Q2-2013 Production | Q2-2012 Production | Pipeline[1] |
|---|---|---|---|
| Single Family – Gain on Sale | $232.3 | $132.8 | $85.1 |
| Single Family – Jumbo Portfolio | 126.90 | 121.5 | 297.9 |
| Single Family – Warehouse | 80.4 | 0.0 | 177.0 |
| Multifamily – Portfolio | 92.7 | 78.4 | 50.0 |
| C&I[2] | 59.8 | 22.2 | 87.2 |
| **Total** | **$592.1** | **$354.9** | **$697.2** |

1. Applications in as of 3/31/13
2. Includes C&I - Single Family Lender Finance of $48.0 and $22.2 million for Q2 2013 and 2012, respectively

# Best-in-Class Asset Quality

## Non-current (30 days+) loans to total loans[1]



## Assets in non-accrual to total assets[1]



1. As reported in FDIC SDI report at 12/31/12. Total of 446 institutions included in the $1-$10 billion group.

# Loan Diversity – December 31, 2012

## Loan Portfolio[1]
### 100% = $2,186 Million



1. Gross loans before premiums, discounts and allowances

# Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

# Contact Information

**COMPANY**

**Greg Garrabrants, President and CEO**

BofI Holding, Inc.

investors@bofi.com

www.bofiholding.com


**Investor Relations**

**Mark A. McPartland, Senior Vice President**

MZ Group

Phone: +1-646-593-7140

Mobile: +1-910-297-6442

markmcp@mzgroup.us

www.mzgroup.com